UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

 Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,

Surquillo, Lima

Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FERNANDO RODRIGO BARRON
Name:	Fernando Rodrigo Barron
Title:	VP of Corporate Finance and Business Development
Date:	May 2, 2023

AENZA S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND MARCH 31, 2023 (UNAUDITED)

(Free translation from the original in Spanish)

AENZA S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND MARCH 31, 2023 (UNAUDITED)

S/     = Peruvian Sol

US$ = United States dollar

i

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of	As of
		December 31,	March 31,
In thousands of soles	Note	2022	2023
Assets
Current assets
Cash and cash equivalents	8	917,554	825,580
Trade accounts receivable, net	9	1,078,582	1,027,157
Accounts receivable from related parties	10	27,745	29,892
Other accounts receivable, net	11	393,195	400,423
Inventories, net		346,783	386,234
Prepaid expenses		28,098	45,022
Total current assets		2,791,957	2,714,308

Non-current assets
Trade accounts receivable, net	9	723,869	739,099
Accounts receivable from related parties	10	542,392	581,287
Prepaid expenses		17,293	28,170
Other accounts receivable, net	11	285,730	309,025
Inventories, net		65,553	70,082
Investments in associates and joint ventures	12	14,916	15,788
Investment property, net	13.A	61,924	60,961
Property, plant and equipment, net	13.A	284,465	285,828
Intangible assets, net	13.B	787,336	803,895
Right-of-use assets, net	13.A	50,207	47,554
Deferred tax asset		295,638	309,164
Total non-current assets		3,129,323	3,250,853
Total assets		5,921,280	5,965,161
Liabilities
Current liabilities
Borrowings	14	574,262	567,204
Bonds	15	77,100	78,626
Trade accounts payable	16	1,027,256	1,001,973
Accounts payable to related parties	10	53,488	73,011
Current income tax		69,652	53,037
Other accounts payable	17	705,442	785,845
Other provisions	18	132,926	131,769
Total current liabilities		2,640,126	2,691,465

Non-current liabilities
Borrowings	14	305,631	364,420
Bonds	15	792,813	778,507
Trade accounts payable	16	9,757	7,908
Other accounts payable	17	102,319	86,100
Accounts payable to related parties	10	27,293	27,605
Other provisions	18	569,027	568,825
Deferred tax liability		128,308	133,834
Total non-current liabilities		1,935,148	1,967,199
Total liabilities		4,575,274	4,658,664

Equity	19
Capital		1,196,980	1,196,980
Legal reserve		132,011	132,011
Voluntary reserve		29,974	29,974
Share Premium		1,142,092	1,142,092
Other reserves		(97,191)	(95,841)
Retained earnings		(1,342,362)	(1,359,750)
Equity attributable to controlling interest in the Company		1,061,504	1,045,466
Non-controlling interest		284,502	261,031
Total equity		1,346,006	1,306,497
Total liabilities and equity		5,921,280	5,965,161

The accompanying notes on pages 6 to 42 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

		For the period ended
		March 31,
In thousands of soles	Note	2022	2023
Revenues
Revenues from construction activities		544,240	448,643
Revenues from services provided		242,960	256,580
Revenue from real estate and sale of goods		132,726	144,915
Total revenues from ordinary activities arising from contracts with customers		919,926	850,138
Costs
Cost of construction activities		(595,853)	(457,892)
Cost of services provided		(188,680)	(216,224)
Cost of real estate and sale of goods		(102,445)	(112,900)
Cost of sales and services	20	(886,978)	(787,016)
Gross profit		32,948	63,122
Administrative expenses	20	(29,883)	(28,063)
Other income and expenses, net	21	(6,107)	433
Operating (loss) profit		(3,042)	35,492
Financial expenses	22.A	(41,647)	(41,812)
Financial income	22.A	4,306	18,032
(Loss) profit for present value of financial asset or liability	22.B	(40,618)	13,806
Share of the profit or loss of associates and joint ventures accounted for using the equity method	12	(425)	864
(Loss) profit before income tax		(81,426)	26,382
Income tax expense		2,955	(32,381)
Loss for the period		(78,471)	(5,999)

(Loss) profit attributable to:
Controlling interest in the Company		(87,844)	(17,388)
Non-controlling interest		9,373	11,389
		(78,471)	(5,999)

Loss per share attributable to controlling interest in the Company during the period	25	(0.089)	(0.015)

The accompanying notes on pages 6 to 42 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the period ended
	March 31,
In thousands of soles	2022	2023
Loss for the period	(78,471)	(5,999)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Foreign currency translation adjustment, net of tax	(4,589)	172
Exchange difference from net investment in a foreign operation, net of tax	(39)	322
Other comprehensive income for the period, net of tax	(4,628)	494
Total comprehensive income for the period	(83,099)	(5,505)
Comprehensive income attributable to:
Controlling interest in the Company	(92,691)	(16,038)
Non-controlling interest	9,592	10,533
	(83,099)	(5,505)

The accompanying notes on pages 6 to 42 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of shares in		Legal	Voluntary	Share	Other	Retained		Non-controlling
In thousands of soles	Thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total
Balances as of January 1, 2022	871,918	871,918	132,011	29,974	1,131,574	(133,971)	(828,461)	1,203,045	252,965	1,456,010
(Loss) profit for the period	-	-	-	-	-	-	(87,844)	(87,844)	9,373	(78,471)
Foreign currency translation adjustment	-	-	-	-	-	(4,808)	-	(4,808)	219	(4,589)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(39)	-	(39)	-	(39)
Comprehensive income of the period	-	-	-	-	-	(4,847)	(87,844)	(92,691)	9,592	(83,099)
Transactions with shareholders:
Acquisition of (profit distribution to) non-controlling interests, net	-	-	-	-	-	-	-	-	(2,333)	(2,333)
Capital increase	325,062	325,062	-	-	10,518	-	-	335,580	-	335,580
Total transactions with shareholders	325,062	325,062	-	-	10,518	-	-	335,580	(2,333)	333,247
Balances as of March 31, 2022	1,196,980	1,196,980	132,011	29,974	1,142,092	(138,818)	(916,305)	1,445,934	260,224	1,706,158
Balances as of January 1, 2023	1,196,980	1,196,980	132,011	29,974	1,142,092	(97,191)	(1,342,362)	1,061,504	284,502	1,346,006
(Loss) profit for the period	-	-	-	-	-	-	(17,388)	(17,388)	11,389	(5,999)
Foreign currency translation adjustment	-	-	-	-	-	1,030	-	1,030	(858)	172
Exchange difference from net investment in a foreign operation	-	-	-	-	-	320	-	320	2	322
Comprehensive income of the period	-	-	-	-	-	1,350	(17,388)	(16,038)	10,533	(5,505)
Transactions with shareholders:
Dividend distribution	-	-	-	-	-	-	-	-	(24,788)	(24,788)
Acquisition of (profit distribution to) non-controlling interests, net	-	-	-	-	-	-	-	-	(9,216)	(9,216)
Total transactions with shareholders	-	-	-	-	-	-	-	-	(34,004)	(34,004)
Balances as of March 31, 2023	1,196,980	1,196,980	132,011	29,974	1,142,092	(95,841)	(1,359,750)	1,045,466	261,031	1,306,497

The accompanying notes on pages 6 to 42 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the period
		ended March 31,
In thousands of soles	Note	2022	2023
OPERATING ACTIVITIES
(Loss) profit before income tax		(81,426)	26,382
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	15.B	18,895	17,936
Amortization of intangible assets	16.E	24,359	35,286
Impairment (reversal) of inventories		62	385
Impairment of accounts receivable and other accounts receivable		46	-
Debt condonation		-	(192)
Impairment of property, plant and equipment		-	9
Reversal of impairment of accounts receivable		-	(2,342)
Impairment of intangible assets		(595)	-
Other provisions		11,400	6,055
Financial expense,net		(7,531)	30,233
Share of the profit and loss of associates and joint ventures accounted for using the equity method	14.A and B	425	(864)
Reversal of provisions		(776)	(3,471)
Disposal (reversal) of assets		(33)	(535)
Profit on sale of property, plant and equipment		37	(420)
Loss on remeasurement of accounts receivable and accounts payable		33,791	(12,541)
Net variations in assets and liabilities:		-	-
Trade accounts receivable		183,094	36,132
Other accounts receivable		14,723	(23,885)
Other accounts receivable from related parties		41,725	(23,403)
Inventories		(21,229)	(44,556)
Prepaid expenses and other assets		(13,193)	(26,982)
Trade accounts payable		(72,655)	(25,169)
Other accounts payable		(33,431)	60,346
Other accounts payable to related parties		(20,076)	20,157
Other provisions		(428)	(3,226)
Interest paid		(38,627)	(41,412)
Payments for purchases of intangible assets - Concessions		(908)	-
Income tax paid		(33,699)	(61,703)
Net cash provided by operating activities		3,950	(37,780)
INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment		4,030	1,043
Interest received		742	6,735
Acquisition of investment property		-	(2)
Acquisition of intangible assets		(13,488)	(47,802)
Acquisition of property, plant and equipment		(6,691)	(12,029)
Net cash applied to investing activities		(15,407)	(52,055)
FINANCING ACTIVITIES
Borrowing received		7,618	130,140
Amortization of borrowings received		(54,442)	(68,824)
Amortization of bonds issued		(14,041)	(17,794)
Payment for debt transaction costs		(1,818)	(1,836)
Dividends paid to non-controlling interest		(3,230)	(24,788)
Cash received (return of contributions) from non-controlling shareholders		(2,333)	(9,216)
Net cash (applied to) provided by financing activities		(68,246)	7,682
Net increase in cash		(79,703)	(82,153)
Exchange difference		(33,238)	(9,821)
Cash and cash equivalents at the beginning of the period		957,178	917,554
Cash and cash equivalents at the end of the period	9	844,237	825,580
NON-CASH TRANSACTIONS:
Capitalization of interests		852	(191)
Acquisition of right-of-use assets		8,776	1,684
Capitalization of convertible bonds		335,580	-

The accompanying notes on pages 6 to 42 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2022 AND MARCH 31, 2023 (UNAUDITED)

1.	GENERAL INFORMATION

A.	Company’s incorporation and operations

AENZA S.A.A., (hereinafter the “Company” or “AENZA”) is the parent Company of the AENZA Corporation which comprise the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in holding investments in its subsidiaries. Additionally, the Company provides services of strategic and functional advice and office leases space to the Corporation companies. The Company registered office is at Av. Petit Thouars N° 4957, Miraflores, Lima.

The Corporation is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, energy, infrastructure (public concession ownership and operation) and real estate businesses. See details of operating segments in Note 7.

B.	Authorization for the issue of the financial statements

These condensed interim consolidated financial statements for the period ended March 31, 2023 were approved by management and the Board of Directors on May 2, 2023.

The consolidated financial statements for the year ended December 31, 2022 were preliminarily approved by Management and the Board of Directors on March 1, 2023 and will be submitted for consideration and approval by the Annual Shareholders’ Meeting to be convened in the near future. In Management’s opinion, the financial statements as of December 31, 2022 will be approved without modifications.

C.	Changes in Shareholders and Board of Directors

On June 15, 2021, the Company was informed that IG4 Capital Infrastructure Investments LP (“IG4”) announced an “Oferta Publica de Adquisicion” (“OPA”), or tender offer, for a total of 107,198,601 common voting shares equivalent to 12.29% of the outstanding shares issued by AENZA S.A.A.

On August 10, 2021, the Company was informed that IG4 purchased a significant shareholding participation in AENZA S.A.A., representing 23.90% of the company’s outstanding shares, which 12.29% was purchased within the OPA and American Depositary Shares and additionally acquired voting rights of 11.61% through the “Transaction Documents”, as such documents were denominated in the OPA prospectus updated on July 12, 2021. Furthermore, on August 12, 2021, certain shareholders of AENZA S.A.A. signed an addendum to the Trust agreement with IG4 as trustee and La Fiduciaria S.A. as Trust, in which, among other aspects, IG4 acquired the voting and other non-financial rights of AENZA’s common shares representing approximately 8.97% of its capital stock for a period of 8 years, which could be automatically renewed for an additional period of 8 years, obtaining a 32.87% interest over the shares representing the Company’s capital stock.

As of March 31, 2023, IG4 Capital Infrastructure Investments LP controls common shares representing 30.05% of the company’s capital stock.

D.	Current situation of the Company

The Corporation is involved in a series of criminal investigations conducted by the Public Ministry and administrative proceedings conducted by the Instituto Nacional de Defensa de la Competencia y de la Proteccion de la Propiedad Intelectual de Peru – INDECOPI (National Institute for the Defense of Competition and Intellectual Protection of Peru) based on events that occurred between years 2003 and 2016. Such situations led to significant changes in the Corporation’s corporate governance structure, the opening of independent investigations and the adoption of measures to address and clarify these situations.

Criminal investigations derived from projects developed in partnership with companies of the Odebrecht Group

In connection with the Lava Jato case, the Company participated as a minority partner in six infrastructure projects with Odebrecht Group, directly or through its subsidiaries, in entities or consortium. The resulting contingency from these proceedings has been determined in the Plea Agreement (“the Agreement”) signed with the Public Prosecutor’s Office and Attorney General’s Office and includes the following projects: IIRSA Sur Tranches 2 and 3, IIRSA Norte, the Electric Train Construction Project (Tranches 1 and 2) and Gasoducto Sur Peruano S.A. (GSP)

Criminal investigations in relation to the Construction Club case

Cumbra Peru S.A. has been included, along with other construction companies, in the criminal investigation that the Public Ministry has been carrying out for the alleged crime of corruption of officials in relation to the so-called ‘Construction Club’. The resulting contingency from these proceedings has been determined in the Agreement with the Public Prosecutor’s Office and the Attorney General’s Office.

Moreover, at the end of February 2020, the Public Ministry requested Unna Transporte S.A.C., be included in such criminal investigation. That request was approved in October 2021. Just like other executives of other construction companies, a former commercial manager of Cumbra Peru S.A., a former president of the Board of Directors, a former Director, and the former Corporate General Manager of the Company have been included in these criminal investigations.

The Company’s Management cannot guarantee the finding nor rule out the possibility of authorities or third parties finding additional adverse evidence not currently known with respect to other projects executed during the period under investigation. If applicable, these new facts could be included in the Agreement entered into with the Public Prosecutor’s Office and the Attorney General’s Office.

Final Plea Agreement

On September 15, 2022, the Agreement was entered into between the Public Prosecutor’s Office, the Attorney General’s Office and the Company, whereby AENZA accepted they were utilized by certain former executives to commit illicit acts in a series of periods until 2016, and committed to pay a civil penalty to the Peruvian State of approximately S/ 486.7 million (approximately S/ 333.3 million and US$ 40.7 million, respectively) calculated according to the formulae established by Law 30737.

According to the Agreement, payment shall be made within twelve (12) years at a legal interest rate in Soles and US Dollars 3.4% and 1.5%, respectively. The Company also undertakes to establish a series of guarantees after the approval of the Agreement, composed of i) a trust agreement that includes shares issued by a subsidiary of the Corporation, ii) mortgage on a property owned by the Corporation, and iii) a guarantee account with funds equivalent to the annual installment for the following year. Among other conditions, the Agreement includes a restriction for AENZA and subsidiaries Cumbra Peru S.A. and Unna Transporte S.A.C. to participate in public construction and road maintenance contracts for 2 years from the approval of the Agreement. The other member companies of the Corporation are not subject to any impediment or prohibition to contract with the Peruvian Government. As of March 31, 2023, the Company recognized in its financial statements the entire liability associated with the Agreement for S/486.7 million (As of December 31, 2022, S/488.9 million) (see Note 18.a).

As of the reporting date of the consolidated financial statements, in the opinion of the Corporation’s Management and legal advisors, the civil penalty covers the total contingency to which the Company is exposed to as a result of the investigations revealed since 2017. Nevertheless, the Agreement enforceability is subject to court approval and its terms and conditions are subject to confidentiality provisions.

Investigations and administrative process initiated by INDECOPI in relation to the Construction Club case

On July 11, 2017, the INDECOPI initiated an investigation against several Peruvian construction companies (including Cumbra Peru S.A.), about the existence of an alleged cartel called the Construction Club.

On February 11, 2020, the subsidiary Cumbra Peru S.A. was notified by the Technical Secretariat (the “TS”) of the Free Competition Defense Commission of INDECOPI with the resolution that begins a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for alleged anticompetitive conduct in the market of Public Works.

On November 17, 2021, the Commission imposed a fine of approximately S/67 million against Cumbra Peru S.A., which is currently being challenged and is pending of resolution by the final administrative instance within the INDECOPI Court. As of March 31, 2023, Cumbra Perú S.A. maintains in its books an estimated provision amounting to S/56.4 (as of December 31, 2022 a provision of S/ 52.5 million was recorded).

Investigations and administrative process initiated by INDECOPI in relation to the labor recruitment market

On February 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. were notified with Resolution 038-2021/DLC-INDECOPI, by means of which the National Directorate of Research and Promotion of Free Competition of INDECOPI decided to initiate an administrative sanctioning procedure regarding the alleged horizontal collusive practice in the modality of concerted sharing of suppliers in the market of hiring workers in the construction sector at national level from 2011 to 2017.

On April 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. proposed a cease-and-desist agreement for the early termination of the sanctioning administrative procedure, where they (i) accepted the alleged conduct, (ii) committed to comply with a free competition rules compliance program during years 2022, 2023, and 2024, and (iii) committed to paying a compensation amounting to S/ 2,697 thousand in two installments (the first one within 60 days after the notification of the Resolution approving the cessation undertaking and the second one within 12 months). By means of Resolution 054-2022/CLC-INDECOPI dated August 19, 2022, the INDECOPI approved the proposed cease-and-desist agreement and concluded the sanctioning procedure. As of March 31, 2023 and December 31, 2022, the Company has recorded a provision amounting to S/1.4 million.

2.	BASIS OF PREPARATION

The condensed interim consolidated financial statements for the year ended as of March 31, 2023 have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed interim consolidated financial statements provide comparative information regarding prior year; however, they do not include all the information and disclosures required in the consolidated financial statements, so they must be read together with the annual consolidated financial statements, which have been prepared in accordance with International Standards of Financial Information (hereinafter “IFRS”).

The condensed interim consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

A.	Restatement for consistency purposes of balances previously presented as of March 31, 2022

As of December 31, 2022, the Company adjusted the recognition methodology of revenues and costs from contracts with customers in the engineering and construction segment. The management of the Company has evaluated and concluded that these adjustments have an immaterial impact on the results that were made and recorded in such financial information in compliance with International Financial Reporting Standards (IFRS), and did not produce significant differences with respect to the results reflected in the consolidated financial statements. For consistency purposes, the Company made such immaterial adjustments to its previously issued financial statements as of March 31, 2022, which are described below:

(a)	Revenue from engineering and construction contracts is recognized over time as the Corporation fulfills its obligations, as there is a continuous transfer of control of the deliverable to the customer and revenue is recognized using the percentage-of-completion method for each contract through the date of the financial statements.

Revenue from additional work resulting from a modification or instruction received from the customer to make a change in the scope of work, price, or both will result in an increase in contract revenue which is also recognized using the percentage-of-completion method when the Corporation concludes that it is highly probable that there will not be a significant reversal of such revenue. Until December 31, 2021, the Corporation recognized a lower proportion of this additional revenue at the date of the financial statements depending on the status or stage in the process of obtaining formal, written approval for the additional work. Beginning in 2022, the Corporation decided not to continue with this practice, and to recognize additional revenue based on the percentage of completion of the additional work, as long as the Corporation can conclude from its dealings with its clients that it is highly probable that there will not be a significant reversal of such revenue.

(b)	Also, until December 31, 2021, the methodology used by the Corporation required the presentation of the net position of construction contracts as either an asset or a liability. The contract was considered an asset when the amount of costs incurred plus recognized gains and approved valuations exceeded the amount billed. This asset was presented as “Work in progress”. If the resulting amount was less than the invoiced amount, it was presented as a liability under “Accounts payable - Provision for estimated contract costs by stage of completion, both with an effect on the cost of construction activities account.

As of March 31, 2022, as part of the review of this methodology, the Corporation restructured the financial statements as of March 31, 2022, by reversing the balances of the work in progress account from assets and the provision for construction contract costs from liabilities to recognize the costs incurred in income in accordance with the percentage of completion performed on each contract.

The aforementioned adjustments had no impact on total cash flows from operating, investing or financing activities.

(c)	Corresponds to the recognition of the tax effects related to the adjustments described in (a) and (b) above.

(d)	Reclassification to improve the presentation of the present value effect.

As a result of this process, the balances in the consolidated statement of financial position were restructured as follows:

	As of March 31, 2022
	Reported	Adjustment		Restated
ASSETS
Current assets
Trade accounts receivables, net	526,748	113,396	(a)	640,144
Work in progress, net	215,792	(215,792)	(b)	-
Other accounts receivable	365,807	194	(a)	366,001
Other current assets	1,414,923	-		1,414,923
Total current assets	2,523,270	(102,202)		2,421,068

Non-current assets
Deferred tax asset	281,834	19,625	(c)	301,459
Other non-current assets	2,796,890	-		2,796,890
Total non-current assets	3,078,724	19,625		3,098,349
Total assets	5,601,994	(82,577)		5,519,417

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable	867,047	(28,694)	(b)	838,353
Current income tax	93,578	(1,226)	(c)	92,352
Other provisions	120,835	5,296	(c)	126,131
Other current liabilities	1,064,569	-		1,064,569
Total current liabilities	2,146,029	(24,624)		2,121,405

Non-current liabilities
Deferred tax liability	98,751	966	(c)	99,717
Other non-current liabilities	1,592,136	-		1,592,136
Total non-current liabilities	1,690,887	966		1,691,853
Total liabilities	3,836,916	(23,658)		3,813,258

Equity
Other reserves	(138,826)	8		(138,818)
Retained earnings	(859,902)	(56,402)		(916,304)
Other equity items	2,501,057	-		2,501,057
Equity attributable to controlling interest in the Company	1,502,329	(56,394)		1,445,935
Non-controlling interest	262,749	(2,525)		260,224
Total equity	1,765,078	(58,919)		1,706,159
Total liabilities and equity	5,601,994	(82,577)		5,519,417

As a result of this process, the balances in the consolidated statement of income were restructured as follows:

	For the period ended March 31, 2022
	Reported	Adjustment		Restated
Revenues from construction activities	673,432	(129,192)	(a)	544,240
Revenues from services provided	242,960	-		242,960
Revenue from real estate and sale of goods	132,726	-		132,726
	1,049,118	(129,192)		919,926

Cost of construction activities	(656,093)	60,240	(b)	(595,853)
Cost of services provided	(181,446)	(7,234)	(b)	(188,680)
Cost of real estate and sale of goods	(102,445)	-		(102,445)
	(939,984)	53,006		(886,978)
Gross profit	109,134	(76,186)		32,948

Administrative expenses	(29,883)	-		(29,883)
Other income and expenses, net	(1,847)	(4,260)		(6,107)
Operating profit	77,404	(80,446)		(3,042)

Financial expenses	(82,002)	40,355	(d)	(41,647)
Financial income	5,078	(772)	(d)	4,306
Loss for present value of financial asset or financial liability	-	(40,618)	(d)	(40,618)
Share of the profit or loss of associates and joint ventures accounted for using the equity method	(425)	-		(425)
Profit (loss) before income tax	55	(81,481)		(81,426)
Income tax expense	(18,945)	21,900	(c)	2,955
Loss for the period	(18,890)	(59,581)		(78,471)

(Loss) profit attributable to:
Controlling interest in the Company	(30,188)	(57,656)		(87,844)
Non-controlling interest	11,298	(1,925)		9,373
	(18,890)	(59,581)		(78,471)
Loss per share attributable to controlling interest in the Company during the period	(0.031)	(0.058)		(0.089)

As a result of this process, the balances in the consolidated statement of cash flows were restructured as follows:

	For the period ended March 31, 2022
	Reported	Adjustment		Restated
OPERATING ACTIVITIES
(Loss) profit before income tax	55	(81,481)	(a,b)	(81,426)
Adjustments to profit not affecting cash flows from
operating activities:
Other provisions	6,820	4,580	(c)	11,400
Other adjustments	68,680	-		68,680
Net variations in assets and liabilities:
Trade accounts receivable and working in progress	145,409	37,685	(a,b)	183,094
Other accounts receivable	12,673	2,050	(a)	14,723
Trade accounts payable	(111,902)	39,247	(b)	(72,655)
Other accounts payable	(31,349)	(2,082)	(c)	(33,431)
Payment of income tax	(33,700)	1	(c)	(33,699)
Other variations	(52,736)	-		(52,736)
Net cash provided by operating activities	3,950	-		3,950

INVESTING ACTIVITIES
Net cash applied to investing activities	(15,407)	-		(15,407)

FINANCING ACTIVITIES
Net cash applied to financing activities	(68,246)	-		(68,246)
Net decrease in cash	(79,703)	-		(79,703)
Exchange difference	(33,238)	-		(33,238)
Cash and cash equivalents at the beginning of the period	957,178	-		957,178
Cash and cash equivalents at the end of the period	844,237	-		844,237

NON-CASH TRANSACTIONS:
Capitalization of interests	852	-		852
Acquisition of right-of-use assets	8,776	-		8,776
Capitalization of convertible bonds	335,580	-		335,580

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements as of December 31, 2022.

3.1.	Standards, amendments, and interpretation adopted by the Corporation

Standards, amendments and interpretation that have entered in force as of January 1, 2023, have not had impact on the condensed interim consolidated financial statements as of March 31, 2023, and for this reason they have not been disclosed. The Corporation has not adopted in advance any amendment and modification that are not yet effective.

4.	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by Corporation’s Management which oversees risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of liquidity in excess, which is supervised and monitored on periodic bases.

4.1	Financial risk factors

Corporation’s activities are exposed to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Corporation’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Corporation’s financial performance.

a)	Market risks

Market risk is the risk that changes in market prices, such as exchange rates or interest rates, will affect the Corporation’s income or the value of financial instruments held. The objective of market risk management is to manage and control market risk exposures within reasonable parameters while optimizing reasonableness.

i)	Foreign exchange risk

Corporation is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2022 and March 31, 2023, this exposure is mainly concentrated in fluctuations of Peruvian soles, Chilean and Colombian Pesos compared to U.S. dollar.

The balances of financial assets and liabilities denominated in foreign currencies correspond to balances in U.S. dollars, which are expressed at the published bid and ask exchange rate updated as of the report date, according to the type of currency:

	As of December 31,	As of March 31,
	2022	2023
Soles (a)	3.820	3.765
Chilean Pesos (b)	855.86	790.41
Colombian Pesos (c)	4,810.20	4,627.27

(a)	Soles published by the Superintendencia de Bancos, Seguros y Administradoras de Fondos de Pensiones (“SBS” by its acronym in Spanish).
(b)	Chilean pesos published by the Banco Central de Chile.
(c)	Colombian pesos published by Banco de la Republica de Colombia.

The consolidated statement of financial position includes the following:

	As of December 31,	As of March 31,
In thousands of US dollars	2022	2023
Assets
Cash and cash equivalents	58,304	56,491
Trade accounts receivable	124,593	147,575
Accounts receivable from related parties	276,048	386,804
Other accounts receivable	80,303	84,642
	539,248	675,512
Liabilities
Borrowings	215,076	240,405
Bonds	5,569	4,958
Trade accounts payable	119,104	129,211
Accounts payable to related parties	133,745	151,627
Other accounts payable	26,343	25,672
Other provisions	42,241	42,107
	542,078	593,980

For the periods ended as of March 31, 2022 and 2023, the Corporation’s exchange gains and losses for the Peruvian Sol, the Chilean and Colombian Pesos exposure against the U.S. dollar were:

In thousands of soles	2022	2023
Gain	189,522	54,493
Loss	(186,369)	(43,197)

ii)	Price risk

Management considers that the exposure of the Corporation to the price risk of its investments in mutual funds, and equity securities is low since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii)	Cash flow and fair value interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Corporation’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Corporation to cash flow interest rate risk. Borrowings issued at fixed rates expose the Corporation to fair value interest rate risk.

b)	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or commercial contract, resulting in a financial loss.

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions.

Concerning to loans provided to related parties, the Corporation has measures in place to ensure the recovery of these loans through the controls maintained by Corporate Finance Management and performance evaluation conducted by the Board of Directors.

Management does not expect the Corporation to incur in losses arisen from the performance of these counterparties, except for those already recorded at the financial statements.

c)	Liquidity risk

Prudent management of liquidity risk involves maintaining sufficient cash and cash equivalents, the availability of financing through an adequate number of committed sources of credit facilities and the ability to close market positions. Historically, cash flows produced by the Corporation has enabled them it to meet their obligations. The Corporation has implemented several measures to reduce its exposure to liquidity risk, and developed a financial plan based in different stages, which were designed assuming the commitment to comply within a reasonable time frame. The Financial Plan aims to enable compliance with multiply obligations by corporate and it subsidiaries.

Corporate Finance Management supervise cash flow projections performed on liquidity requirements of the Corporation to ensure there is sufficient cash to cover operational needs so that Corporation does not breach the limits of indebtedness or guarantees (covenants), if applicable, on any of its borrowing facilities. Minor financing operations are controlled by Finance Management of each subsidiary.

Such projections take into consideration Corporation’s debt financing plans, covenant compliance, internal ratio targets compliance in the consolidated statement of financial position and, if applicable, external regulatory or legal requirements, for example, foreign currency restrictions.

Surplus cash over the balance required for working capital management is invested in interest-bearing bank accounts or time deposits, selecting instruments with adequate maturities and sufficient liquidity.

The table below analyzes Corporation’s financial liabilities grouped on the basis of the period remaining as of the reporting date of these consolidated statement of financial position in regard of the date of its maturity. The amounts disclosed in the table are the contractual undiscounted cash flows, which include interest to be accrued according to the established schedule.

		Contractual cash flows
	Carrying	Less than	1-2	2-5	More than
In thousands of soles	amount	1 year	years	years	5 years	Total
As of December 31, 2022
Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	819,973	599,310	71,732	216,392	-	887,434
Finance leases	835	873	-	-	-	873
Lease liability for right-of-use asset	59,085	19,075	31,705	23,386	113	74,279
Bonds	869,913	141,246	185,114	419,969	707,800	1,454,129
Trade accounts payables (except non-financial liabilities)	1,037,013	1,027,256	9,757	-	-	1,037,013
Accounts payables to related parties	80,781	53,488	25,420	697	1,176	80,781
Other accounts payables and other provisions (except non-financial liabilities)	712,071	195,872	64,307	89,868	470,129	820,176
	3,579,671	2,037,120	388,035	750,312	1,179,218	4,354,685

		Contractual cash flows
	Carrying	Less than	1-2	2-5	More than
In thousands of soles	amount	1 year	years	years	5 years	Total
As of March 31, 2023
Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	876,989	602,285	71,732	216,392	-	890,409
Finance leases	189	190	-	-	-	190
Lease liability for right-of-use asset	54,446	19,075	40,039	15,053	112	74,279
Bonds	857,133	141,246	185,114	419,969	707,800	1,454,129
Trade accounts payables (except non-financial liabilities)	1,009,881	1,001,973	7,908	-	-	1,009,881
Accounts payables to related parties	100,616	73,011	25,907	692	1,006	100,616
Other accounts payables and other provisions (except non-financial liabilities)	800,471	222,604	64,049	144,056	468,107	898,816
	3,699,725	2,060,384	394,749	796,162	1,177,025	4,428,320

4.2	Capital management risk

Corporation’s objectives regarding capital management is to safeguard Corporation’s ability to continue operations as a going concern basis in order to provide returns for their shareholders, benefits for other stakeholders and maintain an optimal capital structure to minimize capital cost. Since 2017 Corporation context and situation has lead Management to monitor deviations that may cause non-compliance with covenants and hinder liabilities renegotiation (see, Note 15). In extraordinary events, Corporation identifies possible deviations, requirements and establishes a plan.

In order to maintain or adjust capital structure, Corporation may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce their debt.

Corporation monitors its capital on the basis of the leverage ratio. This ratio is calculated by dividing net debt into total capital. Net debt corresponds to the total of financial obligations (including current and non-current borrowings), less cash and cash equivalents. Total capital corresponds to the ‘equity’ as shown in the consolidated statement of financial position plus net debt.

The leverage ratio is presented below.

		As of December 31,	As of March 31,
In thousands of soles	Note	2022	2023
Total financial liabilities and bonds	14 and 15	1,749,806	1,788,757
Less: Cash and cash equivalents	8	(917,554)	(825,580)
Net debt		832,252	963,177
Total equity		1,346,006	1,306,497
Total capital		2,178,258	2,269,674
Gearing ratio		0.38	0.42

4.3	Fair value estimation

The following levels of measurement have been established in order to classify the type of valuation used by Corporation for on their financial instruments at fair value.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.

-	Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-	Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Corporation).

The table below shows Corporation’s liabilities measured at fair value:

In thousands of soles	Note	Level 3
As of December 31, 2022
Financial liabilities
Other financial entities	14-b	162,750
As of March 31, 2023
Financial liabilities
Other financial entities	14-b	158,667

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience among other factors, including expectations of future events that are believed to be reasonable under current circumstances.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying Corporation’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2022.

6.	SEASONALITY OF OPERATIONS

The Corporation does not present seasonality in the operations of any of its subsidiaries; and develop its business during the normal course of the period.

7.	OPERATING SEGMENTS

Operating segments are reported consistently with the internal reports that are reviewed by Corporation’s, chief decision-maker; that is the Executive Committee, which is led by the Chief Executive Officer. This Committee acts as the highest authority in making operational decisions, responsible for allocating resources and evaluating the performance of each operating segment.

Corporation’s operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) energy, (iii) infrastructure, and (iv) real estate.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’, ‘energy’ and ‘infrastructure’. However, Management has voluntarily decided to report on all its operating segments.

Inter-segmental sales transactions are entered into prices similar to those that would have been agreed with unrelated third parties. Revenues from external customers reported are measured in a consistent manner under the basis for preparation of the consolidated financial statements. Sales of goods are related to real estate segment. Revenues from services are related to other segments.

Corporation sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of Corporation’s revenue.

The table below shows Corporation’s consolidated financial statements by operating segments:

Operating segments financial position

Segment reporting

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
As of December 31, 2022
Assets
Cash and cash equivalent	209,737	104,553	130,213	171,747	2,910	111,487	186,907	-	917,554
Trade accounts receivables, net	697,512	80,245	34,183	118,867	898	146,316	561	-	1,078,582
Accounts receivable from related parties	86,146	68	51,523	4,455	52	378	115,736	(230,613)	27,745
Other accounts receivable	298,784	39,921	28,902	15,229	30	5,380	7,294	(2,345)	393,195
Inventories, net	41,933	29,935	9,655	39,780	-	227,067	-	(1,587)	346,783
Prepaid expenses	10,945	2,055	5,496	369	160	448	8,625	-	28,098
Total current assets	1,345,057	256,777	259,972	350,447	4,050	491,076	319,123	(234,545)	2,791,957
Long-term trade accounts receivable, net	2,806	-	16,215	699,487	1,392	3,969	-	-	723,869
Long-term accounts receivable from related parties	299,268	-	15,858	42	14,015	-	602,004	(388,795)	542,392
Prepaid expenses	-	826	14,549	1,731	632	-	65	(510)	17,293
Other long-term accounts receivable	101,366	89,782	-	-	7,346	55,347	31,889	-	285,730
Inventories, net	-	-	-	-	-	65,553	-	-	65,553
Investments in associates and joint ventures	975	12,049	-	-	-	2,752	1,509,790	(1,510,650)	14,916
Investment property, net	-	-	-	1,507	-	19,823	40,594	-	61,924
Property, plant and equipment, net	102,822	176,596	6,193	848	150	7,531	1,286	(10,961)	284,465
Intangible assets, net	131,431	363,066	274,597	238	-	615	13,414	3,975	787,336
Right-of-use assets, net	8,745	12,795	7,106	23	143	2,580	38,485	(19,670)	50,207
Deferred income tax asset	175,702	4,572	26,787	-	415	23,781	59,316	5,065	295,638
Total non-current assets	823,115	659,686	361,305	703,876	24,093	181,951	2,296,843	(1,921,546)	3,129,323
Total assets	2,168,172	916,463	621,277	1,054,323	28,143	673,027	2,615,966	(2,156,091)	5,921,280
Liabilities
Borrowings	19,191	38,612	3,844	17	6	43,118	480,735	(11,261)	574,262
Bonds	4,554	-	41,343	31,203	-	-	-	-	77,100
Trade accounts payable	740,142	124,259	52,916	52,292	223	35,939	16,950	4,535	1,027,256
Accounts payable to related parties	297,505	2,734	46,257	22,421	296	12,227	20,291	(348,243)	53,488
Current income tax	12,495	247	8,609	2,433	104	45,092	672	-	69,652
Other accounts payable	490,494	19,724	49,187	9,146	1,298	115,661	24,837	(4,905)	705,442
Provisions	81,288	20,535	1,722	1,197	-	540	27,644	-	132,926
Total current liabilities	1,645,669	206,111	203,878	118,709	1,927	252,577	571,129	(359,874)	2,640,126
Borrowings	6,480	100,597	3,462	-	138	10,852	192,435	(8,333)	305,631
Long-term bonds	16,719	-	177,341	598,753	-	-	-	-	792,813
Long-term trade accounts payable	-	-	-	9,757	-	-	-	-	9,757
Other long-term accounts payable	94,261	-	2,243	189	2,932	-	2,694	-	102,319
Long-term accounts payable to related parties	7,886	57,300	1,176	27,294	21,663	-	189,451	(277,477)	27,293
Provisions	11,453	49,701	11,463	4,947	-	-	491,463	-	569,027
Deferred income tax liability	16,670	53,242	-	58,396	-	-	-	-	128,308
Total non-current liabilities	153,469	260,840	195,685	699,336	24,733	10,852	876,043	(285,810)	1,935,148
Total liabilities	1,799,138	466,951	399,563	818,045	26,660	263,429	1,447,172	(645,684)	4,575,274
Equity attributable to controlling interest in the Company	363,404	417,970	166,678	177,208	1,483	278,501	1,165,811	(1,509,551)	1,061,504
Non-controlling interest	5,630	31,542	55,036	59,070	-	131,097	2,983	(856)	284,502
Total liabilities and equity	2,168,172	916,463	621,277	1,054,323	28,143	673,027	2,615,966	(2,156,091)	5,921,280

Operating segments financial position

Segment reporting

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
As of March 31, 2023
Assets
Cash and cash equivalent	132,843	86,947	112,966	153,741	1,657	161,114	176,312	-	825,580
Trade accounts receivables, net	721,422	72,055	33,566	122,116	2,160	74,505	1,333	-	1,027,157
Accounts receivable from related parties	79,817	749	72,783	3,558	198	638	135,478	(263,329)	29,892
Other accounts receivable	311,287	37,279	27,091	14,935	70	5,376	6,730	(2,345)	400,423
Inventories, net	52,601	38,548	8,378	41,611	-	246,737	-	(1,641)	386,234
Prepaid expenses	23,779	3,266	7,934	1,060	79	71	8,833	-	45,022
Total current assets	1,321,749	238,844	262,718	337,021	4,164	488,441	328,686	(267,315)	2,714,308
Long-term trade accounts receivable, net	2,895	-	16,845	713,926	1,366	4,067	-	-	739,099
Long-term accounts receivable from related parties	334,534	-	16,170	42	14,015	-	630,178	(413,652)	581,287
Prepaid expenses	-	459	25,878	1,699	619	-	25	(510)	28,170
Other long-term accounts receivable	97,174	87,675	-	-	7,346	56,587	60,243	-	309,025
Inventories, net	-	-	-	-	-	70,082	-	-	70,082
Investments in associates and joint ventures	982	12,916	-	-	-	2,752	1,479,930	(1,480,792)	15,788
Investment property, net	-	-	-	1,487	-	19,371	40,103	-	60,961
Property, plant and equipment, net	102,324	179,300	5,903	821	231	7,034	1,176	(10,961)	285,828
Intangible assets, net	135,771	389,058	261,300	213	-	597	13,244	3,712	803,895
Right-of-use assets, net	7,674	11,178	6,005	13	141	2,262	37,596	(17,315)	47,554
Deferred income tax asset	187,226	4,473	30,487	-	445	24,630	56,801	5,102	309,164
Total non-current assets	868,580	685,059	362,588	718,201	24,163	187,382	2,319,296	(1,914,416)	3,250,853
Total assets	2,190,329	923,903	625,306	1,055,222	28,327	675,823	2,647,982	(2,181,731)	5,965,161
Liabilities
Borrowings	19,847	33,159	3,583	5	5	16,645	506,541	(12,581)	567,204
Bonds	4,021	-	43,150	31,455	-	-	-	-	78,626
Trade accounts payable	742,430	114,210	53,683	47,969	150	28,703	14,637	191	1,001,973
Accounts payable to related parties	328,708	61,327	71,088	21,053	74	11,964	27,055	(448,258)	73,011
Current income tax	31,738	1,454	5,306	9,837	91	2,051	2,560	-	53,037
Other accounts payable	525,275	20,754	53,060	9,637	1,413	154,920	25,691	(4,905)	785,845
Provisions	83,514	16,828	1,223	2,130	-	430	27,644	-	131,769
Total current liabilities	1,735,533	247,732	231,093	122,086	1,733	214,713	604,128	(465,553)	2,691,465
Borrowings	5,202	103,028	2,642	-	137	76,258	183,476	(6,323)	364,420
Long-term bonds	14,647	-	165,837	598,023	-	-	-	-	778,507
Long-term trade accounts payable	-	-	-	7,908	-	-	-	-	7,908
Other long-term accounts payable	78,994	-	1,364	144	2,904	-	2,694	-	86,100
Long-term accounts payable to related parties	8,416	-	1,006	27,605	23,146	-	198,324	(230,892)	27,605
Provisions	11,553	53,506	10,807	3,735	-	-	489,224	-	568,825
Deferred income tax liability	17,772	56,386	-	59,659	-	-	17	-	133,834
Total non-current liabilities	136,584	212,920	181,656	697,074	26,187	76,258	873,735	(237,215)	1,967,199
Total liabilities	1,872,117	460,652	412,749	819,160	27,920	290,971	1,477,863	(702,768)	4,658,664
Equity attributable to controlling interest in the Company	312,421	429,826	158,475	177,048	407	277,417	1,167,126	(1,477,254)	1,045,466
Non-controlling interest	5,791	33,425	54,082	59,014	-	107,435	2,993	(1,709)	261,031
Total liabilities and equity	2,190,329	923,903	625,306	1,055,222	28,327	675,823	2,647,982	(2,181,731)	5,965,161

Segment Reporting
	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Elimination	Consolidated
For the period ended March 31, 2022
Revenue	580,008	139,656	124,101	101,679	1,094	29,503	16,950	(73,065)	919,926
(Loss) gross profit	(54,015)	28,074	22,599	38,315	574	5,006	4,998	(12,603)	32,948
Administrative expenses	(24,047)	(3,157)	(3,666)	(2,830)	(196)	(3,148)	(6,409)	13,570	(29,883)
Other income and expenses, net	(9,655)	1,473	26	58	-	24	(352)	2,319	(6,107)
Operating (loss) profit	(87,717)	26,390	18,959	35,543	378	1,882	(1,763)	3,286	(3,042)
Financial expenses	(18,340)	(5,050)	(6,764)	(1,739)	(26)	(4,015)	7,706	(13,419)	(41,647)
Financial income	2,255	131	851	1,173	17	170	(11,873)	11,582	4,306
(Loss) profit from present value of financial assets or liabilities	(2,065)	(225)	(1,633)	-	-	475	(34,826)	(2,344)	(40,618)
Share of profit or loss in associates and joint ventures	(612)	772	-	-	-	-	(2,331)	1,746	(425)
(Loss) profit before income tax	(106,479)	22,018	11,413	34,977	369	(1,488)	(43,087)	851	(81,426)
Income tax	14,285	(6,343)	(3,686)	(10,777)	(135)	457	9,180	(26)	2,955
(Loss) profit for the year	(92,194)	15,675	7,727	24,200	234	(1,031)	(33,907)	825	(78,471)
(Loss) profit from attributable to:
Owners of the Company	(89,921)	14,023	4,295	18,150	234	(820)	(33,942)	137	(87,844)
Non-controlling interest	(2,273)	1,652	3,432	6,050	-	(211)	35	688	9,373
	(92,194)	15,675	7,727	24,200	234	(1,031)	(33,907)	825	(78,471)

Operating segment performance

Segment Reporting

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Elimination	Consolidated
For the period ended March 31, 2023
Revenue	498,745	164,876	133,388	102,108	1,263	17,775	25,189	(93,206)	850,138
(Loss) gross profit	(7,091)	29,706	16,315	31,417	762	3,650	5,947	(17,584)	63,122
Administrative expenses	(23,225)	(4,412)	(5,156)	(2,797)	(240)	(3,911)	(6,636)	18,314	(28,063)
Other income and expenses, net	(4,529)	168	373	175	-	780	3,798	(332)	433
Operating (loss) profit	(34,845)	25,462	11,532	28,795	522	519	3,109	398	35,492
Financial expenses	(11,567)	(5,947)	(6,225)	(1,800)	(108)	(3,235)	(24,716)	11,786	(41,812)
Financial income	4,964	2,122	1,408	1,471	160	1,913	16,442	(10,448)	18,032
Profit (Loss) from present value of financial assets or liabilities	1,352	138	(1,014)	-	-	1,256	12,074	-	13,806
Share of profit or loss in associates
and joint ventures	(1)	867	-	-	-	-	(2,878)	2,876	864
(Loss) profit before income tax	(40,097)	22,642	5,701	28,466	574	453	4,031	4,612	26,382
Income tax	(10,207)	(7,203)	(1,355)	(8,682)	(167)	(141)	(4,634)	8	(32,381)
(Loss) profit for the period	(50,304)	15,439	4,346	19,784	407	312	(603)	4,620	(5,999)
(Loss) profit from attributable to:
Owners of the Company	(50,462)	13,467	1,587	14,838	407	(1,084)	(615)	4,474	(17,388)
Non-controlling interest	158	1,972	2,759	4,946	-	1,396	12	146	11,389
	(50,304)	15,439	4,346	19,784	407	312	(603)	4,620	(5,999)

8.	CASH AND CASH EQUIVALENTS

This account comprises:

	As of	As of
	December 31,	March 31,
In thousands of soles	2022	2023
Cash on hand	727	1,109
Remittances in-transit	2,955	1,601
Bank accounts
Current accounts	363,134	282,768
Banco de la Nacion	19,280	26,437
Time deposits (a)	114,994	178,202
	497,408	487,407
Escrow account
Operational funds	229,165	185,692
Consortium funds	114,050	76,299
Reserve funds (b)	71,966	72,204
Guarantee funds	1,283	1,268
	416,464	335,463
Total Cash and Cash equivalents	917,554	825,580

Current accounts are denominated in local and foreign currency, deposited in local and foreign banks with a high credit rating and are freely available. These accounts earn interest at market rates.

The Corporation maintains trust accounts in local and foreign banks for the management of funds for specific uses that are classified as: i) operating funds and consortium funds for the exclusive management of project cash flows; and ii) reserve and guarantee funds for the payment of bonds issued and other obligations of the Corporation.

(a)	Time deposits have maturities lower than ninety (90) days and may be renewed upon maturity. These deposits bear interest that fluctuates between 0.26% and 7.40%.

(b)	The trust accounts with reserve funds for the payment of bonds issued and other obligations of the Corporation are as follows.

	As of	As of
	December 31,	March 31,
In thousands of soles	2022	2023
Tren Urbano de Lima S.A.	49,397	49,455
Red Vial 5 S.A.	22,569	22,749
	71,966	72,204

9.	TRADE ACCOUNTS RECEIVABLE, NET

This caption comprises the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
In thousands of soles	2022	2023	2022	2023	2022	2023

Receivables (a)	894,571	906,879	366,007	362,455	528,564	544,424
Unbilled receivables - Subsidiaries (b)	584,217	530,121	584,217	530,121	-	-
Unbilled receivables - Concessions (c)	323,663	329,256	128,358	134,581	195,305	194,675
	1,802,451	1,766,256	1,078,582	1,027,157	723,869	739,099

As of December 31, 2022 and March 31, 2023, trade accounts receivable are denominated in local and foreign currency, have current maturities, do not accrue interest and do not have specific guarantees. The fair value of current accounts receivable is similar to their carrying value because their average collection period is less than 60 days.

The balance of accounts receivable corresponds to:

	As of	As of
	December 31,	March 31,
In thousands of soles	2022	2023
Tren Urbano de Lima S.A.	818,354	836,042
Cumbra Peru S.A.	647,113	686,041
Viva Negocio Inmobiliario S.A.C. (i)	150,285	78,572
Unna Energia S.A.	80,245	72,055
Cumbra Ingenieria S.A.	53,205	38,276
Red Vial 5 S.A.	24,072	23,992
Carretera Andina del Sur S.A.C.	13,035	13,317
Unna Transporte S.A.C.	9,852	9,878
Carretera Sierra Piura S.A.C.	3,439	3,224
Concesionaria La Chira S.A.	2,290	3,526
Others	561	1,333
	1,802,451	1,766,256

i)	As of March 31, 2023 invoices receivable correspond mainly to the sale of land to SEDAPAL in Inmobiliaria Almonte 2 S.A.C. for S/70 million (As of December 31, 2022 invoices receivable correspond mainly to the sale of land to SEDAPAL in Inmobiliaria Almonte 2 S.A.C. (located in the district of Lurin, province of Lima, with an area of 209.59 hectares) for S/140 million which will be payable in 7 installments, being the last installment in the month of August 2023.

(a)	Invoices receivable are presented net of impairment for S/44.6 million, and discounted to present value for S/0.7 million (S/44.7 million for impairment and S/0.7 million of present value, as of December 31, 2022).

As of December 31, 2022 and March 31, 2023, Management performed the assessment of credit risk exposure on trade accounts receivable.

The aging analysis of trade receivables is as follows:

	As of	As of
	December 31,	March 31,
In thousands of soles	2022	2023
Current	853,531	862,089
Past due up to 30 days	29,078	28,792
Past due from 31 days up to 90 days	2,049	5,520
Past due from 91 days up to 120 days	1,437	1,375
Past due from 121 days up to 360 days	4,100	1,398
Past due over 360 days	4,376	7,705
	894,571	906,879

As of March 31, 2023, the amount of overdue amounts greater than 360 days mainly includes invoices receivable from subsidiaries: Cumbra Peru S.A. for S/3 million, Unna Transporte S.A.C. for S/3.8 million and Cumbra Ingenieria S.A. for S/0.9 million (Cumbra Peru S.A. for S/3.4 million and Cumbra Ingenieria S.A. for S/0.9 million as of December 31, 2022).

(b)	Unbilled receivables from subsidiaries correspond to documents related to estimates for services rendered that were not billed, valuations in preparation or pending approval. These rights are presented net of impairment for S/3.8 million and discounted to present value for S/2.4 million (S/3.8 million for impairment, and S/2.8 million of present value, as of December 31, 2022). The following is a detail by subsidiary:

	As of	As of
	December 31,	March 31,
In thousands of soles	2022	2023
Cumbra Peru S.A.	533,389	489,996
Cumbra Ingenieria S.A.	38,922	30,751
Unna Transporte S.A.C.	6,192	6,051
Unna Energia S.A.	5,617	3,210
Others	97	113
	584,217	530,121

(c)	Unbilled receivables from Concession correspond to future billings to be made to the Grantor in accordance with the terms of the concession contract, as detailed below:

	As of	As of
	December 31,	March 31,
In thousands of soles	2022	2023
Tren Urbano de Lima S.A.	281,487	289,676
Red Vial 5 S.A.	24,072	21,055
Carretera Andina del Sur S.A.C.	12,796	12,991
Carretera Sierra Piura S.A.C.	3,018	3,224
Concesionaria La Chira S.A.	2,290	2,310
	323,663	329,256

10.	TRANSACTIONS WITH RELATED PARTIES

a)	Transactions with related parties

Major transactions for the period ended March 31, 2023 and 2022 between the Company and its related parties are summarized as follows:

In thousands of soles	2022	2023
Revenue from sales of goods and services:
- Joint operations	10,120	6,375
	10,120	6,375

Inter-company services are agreed based on market terms and conditions as if they had been agreed with third parties.

b)	This balances comprises the following:

	As of December 31, 2022		As of March 31, 2023
In thousands of soles	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Inti Punku	4,030	3,104	3,928	17,417
Consorcio Rio Mantaro	-	12,247	-	12,073
Consorcio Constructor Chavimochic	-	9,421	-	9,264
Consorcio Rio Urubamba	9,606	-	9,536	-
Consorcio Manperan	603	4,064	4,074	8,773
Consorcio TNT Vial y Vives - DSD Chile Ltda	8,664	3,153	5,364	3,127
Consorcio Peruano de Conservacion	752	2,629	796	2,757
Consorcio Vial Quinua	-	1,945	-	1,945
Consorcio GyM Conciviles	-	1,426	-	1,264
Terminales del Peru	88	600	140	600
Consorcio GyM-Stracon	-	160	-	113
Consorcio Norte Pachacutec	57	246	116	91
Consorcio Italo Peruano	1,524	-	1,482	1
Consorcio Ermitaño	547	-	536	-
Others	1,874	1,139	3,920	902
	27,745	40,134	29,892	58,327

Other related parties
Ferrovias S.A.	-	13,354	-	14,684
Peru Piping Spools S.A.C.	-	-	-	-
	-	13,354	-	14,684
Current portion	27,745	53,488	29,892	73,011

Non-current portion
Gasoducto Sur Peruano S.A.	542,392	-	581,287	-
Ferrovias S.A.	-	15,054	-	15,228
Ferrovias Participaciones S.A.	-	12,239	-	12,377
Non-current	542,392	27,293	581,287	27,605

Accounts receivable and payable are mainly of current maturity which have no specific guarantees. These balances do not generate interest considering their maturity in short term.

The non-current account receivable corresponds mainly to the assumed obligations arising from the early termination of the GSP project. At March 31, 2023 the balance of the account includes: (i) the nominal value net of impairment of the account receivable assumed by the Parent Company is S/378 million, the present value under the discounted cash flow method, applying a rate of 5.14% (5.86% in 2022), originated a reduction in the value of S/125 million (S/383 million and S/140 million at December 31, 2022, respectively), (ii) the subsidiary Cumbra Perú S. A. maintains balances of the Consorcio Constructor Ductos del Sur (CCDS) for commercial operations with Consorcio Constructor Ductos del Sur (CCDS). A. maintains balances from Consorcio Constructor Ductos del Sur (CCDS) for commercial operations and collection rights to GSP for S/328 million, which includes S/303 million receivable from CCDS and S/25 million for loss of profits (as of December 31, 2022, S/299 million, which includes S/275 million and S/24 million, respectively

11.	OTHER ACCOUNTS RECEIVABLE

As of December 31, this caption comprises the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
In thousands of soles	2022	2023	2022	2023	2022	2023

Guarantee deposits	227,822	198,226	143,444	115,301	84,378	82,925
Credits from public institutions and recoverable taxes	141,891	149,031	102,689	109,243	39,202	39,788
Petroleos del Peru S.A.- Petroperu S.A.	105,073	103,049	15,291	15,374	89,782	87,675
Claims to third parties	66,886	72,090	23,065	30,023	43,821	42,067
Advances to suppliers	56,987	74,285	56,987	74,285	-	-
Restricted funds	52,014	54,412	44,668	47,066	7,346	7,346
Inversiones Majes S.A.	21,081	20,921	-	-	21,081	20,921
Accounts receivable from personnel	2,359	4,428	2,359	4,428	-	-
Ministerio de Desarrollo Agrario y Riego - MIDAGRI (a)	-	28,183	-	-	-	28,183
Others	4,812	4,823	4,692	4,703	120	120
	678,925	709,448	393,195	400,423	285,730	309,025

a)	The balance corresponds to the claim to MIDAGRI for US$7.5 million equivalent to S/28.1 million for the execution of 70% of the Performance Bond, derived from the arbitration process followed against the Regional Government of La Libertad and currently the Ministry of Agrarian Development and Irrigation (Note 12.ii).

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as claims to third parties and tax credits. Other non-current accounts receivable maintain maturities that vary between 2 and 5 years.

The maximum exposure to credit risk as of the reporting date is the carrying amount of each class of other accounts receivable mentioned.

12.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

This caption comprises the following:

	As of	As of
	December 31,	March 31,
In thousands of soles	2022	2023
Associates	2,753	2,751
Joint ventures	12,163	13,037
	14,916	15,788

Movement of our investments in associates for the year ended March 31, 2022, and 2023 is as follows:

	As of	As of
	March 31,	March 31,
In thousands of soles	2022	2023
Balance as of January 1	31,173	14,916
Equity interest in results	(425)	864
Conversion adjustment	(3)	8
Balance as of March 31	30,745	15,788

The most relevant associates are described below:

i.	Gasoducto Sur Peruano S.A

In November 2015, the Corporation acquired a 20% interest in Gasoducto Sur Peruano S.A. (hereinafter “GSP”) and obtained a 29% interest in Consorcio Constructor Ductos del Sur (hereinafter “CCDS”) through its subsidiary Cumbra Peru S.A.

On July 22, 2014, GSP signed a concession agreement with the Peruvian Government to build, operate, and maintain a pipeline transportation system of natural gas to meet the demand of cities in the south of Peru (hereinafter the “Concession Agreement”). Additionally, GSP signed an engineering, procurement and construction agreement with CCDS.

The Corporation made an investment of US$ 242.5 million (S/811 million) in GSP and had to assume 20% of the performance bond established in the concession agreement for US$ 262.5 million and 21.49% of the guarantee for a bridge loan of US$ 600 million.

Early termination of the Concession Agreement

On January 24, 2017 the Peruvian Ministry of Energy and Mines (hereinafter “MEM”) notified the early termination of the Concession Agreement under Clause 6.7 for not having provided evidence of the financial closing within the contractual term resulting in the immediate enforcement of the performance bond.

The foregoing situation resulted in the enforcement of the guarantees provided by AENZA in favor of the grantor of guarantees: performance bond for US$ 52.5 million and US$ 129 million for the corporate guarantee under a bridge loan granted to GSP. Upon the Concession Agreement, the guarantees were paid on behalf of GSP; therefore, AENZA recognized the right to collect to GSP an amount of US$ 181.5 million, which was recorded in 2016 as accounts receivable from related parties.

On October 11, 2017, GSP and MEM signed the respective minutes to deliver the concession assets of Gasoducto Sur Peruano. These assets included all works, equipment, facilities, and engineering studies needed for the development of the project.

After the termination of the Concession Agreement and according to that set forth in Clause 20 thereof, the Peruvian Government had to hire a recognized international audit firm to calculate the net book value of the concession assets (hereinafter “VCN” for its Spanish acronym) and call up to three (3) tenders for GSP´s assets. However, as of this date, the Peruvian Government continues to be in breach of such contractual obligations. An independent audit firm hired by GSP calculated the VCN to equal US$ 2,602 million as of December 31, 2016, this amount was subsequently adjusted to US$ 2.110 million.

Collection Actions of AENZA S.A.A

On December 21, 2018, the Company asked the Peruvian Government for direct treatment and requested the payment of VCN in favor of GSP. On October 18, 2019, the Company filed with CIADI an arbitration request. On December 27, 2019 the Company withdrew the arbitration in compliance with a preliminary plea agreement signed with the Attorney General´s Office and Ad-hoc Public Prosecutor’s Office on the same date (Note 1). Withdrawing the arbitration before CIADI does not involve the loss of collection rights of the Company against GSP and does not restrict, limit, or impede GSP from asserting its rights against the Peruvian Governement.

The Company and its internal and external legal advisors consider that the payment owed by the Government to GSP for the VCN are not within the withholding scope under Law 30737 since this payment does not include a net profit margin and it does not correspond to the sale of assets.

Bankruptcy of GSP

On December 4, 2017, GSP started a bankruptcy proceeding before the INDECOPI. The Corporation registered a claim for accounts receivable amounting to US$ 0.4 million and US$ 169.3 million, the latter held under trust in favor of the creditors of the Company. As of the date of this report, GSP is under liquidation and AENZA chairs the Board of Creditors. On December 11, 2023 the Liquidation Agreement establishing the liquidator’s labor framewrok was approved.

As of March 31, 2023, the present value of accounts receivable from GSP is US$67.4 million, equivalent to S/253.2 million (as of December 31, 2022, US$63.9 million, equivalent to S/243.1 million) and maintains an accumulated impairment of US$82.8 million (S/311.3 million). The Company’s management maintains the recovery estimate at 8 years. Likewise, it has updated the discount rate used in its estimates to 5.14%, having an accumulated loss from discount restatement under amortized cost of US$17.3 million (S/66.9 million).

ii.	Concesionaria Chavimochic S.A.C.

In May 2014, Concesionaria Chavimochic S.A.C. (hereinafter, the “Concessionaire”) - in which Aenza has a 26.5% interest, entered into a Concession Contract (hereinafter, the “Concession Contract”) with the Peruvian State for the design, construction, operation and maintenance of the major hydraulic works of the Chavimochic Project (hereinafter, the “Project”). The construction of the Project started in 2015, with a concession term of 25 years and an investment amount of approximately US$647 million.

Pursuant to the Concession Contract, the works of the third stage of the Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% complete. However, since the beginning of 2017, the early termination procedure of the Concession Contract was initiated due to contractual breach by the Grantor, having suspended all activities in December 2017. Not having reached an agreement, the Concessionaire initiated an arbitration process before the United Nations International Commercial Law Commission (CNUDI by its acronym in Spanish).

On October 4, 2022, the Arbitral Award notified the parties with the award, which provided for the early termination of the Concession Contract and ordered, among others, that the Grantor pay the Concessionaire US$25.3 million as a consequence of its failure to provide the Project Control Delivery and, the execution of 70% of the Performance Bond or the payment of US$25 million for the Concessionaire’s failure to obtain financial closure.

Despite the Concessionaire’s requests for exclusion and integration of the award, the Tribunal did not issue a decision within the deadline, and the award was consented to. In February 2023, the Grantor, through MIDAGRI, executed the letter of guarantee, which is currently under claim (Note 11).

13.	INVESTMENT PROPERTY, PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND RIGHT-OF-USE ASSETS

The movement in investment property, property, plant and equipment, intangible assets and right-of-use assets accounts for the period ended March 31, 2022 and 2023, are as follows:

		Property,
	Investment	plant and	Intangibles	Right-of-use
	property	equipment	assets	assets
	(a)	(a)	(b)	(a)

Net cost as of January 1, 2022	63,011	303,170	743,391	47,717
Additions	-	6,691	14,396	8,776
Reclassifications and disposals	-	50	(6)	(136)
Conversion adjustments	-	(635)	(1,418)	(9)
Deductions for sale of assets	-	(3,522)	-	-
Depreciation, amortization	(1,021)	(13,563)	(24,359)	(4,311)
Net cost as of March 31, 2022	61,990	292,191	732,004	52,037

Net cost as oft January 1, 2023	61,924	284,465	787,336	50,207
Additions	2	12,029	47,802	1,684
Reclassifications and disposals	-	(242)	-	-
Conversion adjustments	-	2,579	4,043	21
Deductions for sale of assets	-	(390)	-	-
Depreciation, amortization	(965)	(12,613)	(35,286)	(4,358)
Net cost as of March 31, 2023	60,961	285,828	803,895	47,554

(a)	Investment property, property, plant and equipment and right-of-use assets

As of March 31, 2023, additions to property, plant and equipment correspond mainly to the energy segment, for machinery, replacement units, works in progress and other assets totaling S/10.5 million. Also, additions in the engineering and construction segment for other equipment and machinery for S/1.2 million (as of March 31, 2022, correspond mainly to work in progress and units to be received corresponding to the drilling stage of the infrastructure segment for S/3.4 million, machinery of the engineering and construction segment for S/1.9 million; and S/1 million in other equipment of the engineering and construction segment).

As of March 31, 2023, the addition of right-of-use assets corresponds to the price adjustment to the Company’s real estate lease agreement for S/1.7 million; (as of December 31, 2022, it mainly corresponds to lease agreements for the acquisition of miscellaneous equipment and vehicles in the energy segment for S/8.3 million).

For the period ended March 31, 2022 and 2023, depreciation of property, plant and equipment, investment property and right-of-use assets is presented in the consolidated statement of income as follows:

In thousands of soles	2022	2023

Cost of sale of goods and services (Note 20)	17,760	17,794
Administrative expenses (Note 20)	1,135	142
Total depreciation	18,895	17,936
(-) Depreciation related to investment property	(1,021)	(965)
(-) Depreciation related to right-of-use assets	(4,311)	(4,358)
Total depreciation of property, plant and equipment	13,563	12,613

(b)	Intangible assets

As of March 31, 2023, the additions correspond mainly to the energy segment for investments in the preparation of wells and other assets totaling S/46.2 million (as of March 31, 2022, the additions correspond mainly to investments in the preparation of wells and other assets of the infrastructure segment for S/11.9 million, software development of the engineering and construction segment for S/1.5 million, and additions in concessions and licenses corresponding to the infrastructure segment for S/1 million).

For the period ended March 31, 2022 and 2023, the breakdown of intangible amortization included in the consolidated statement of income is as follows:

In thousands of soles	2022	2023
Cost of sale of goods and services (Note 20)	23,933	34,466
Administrative expenses (Note 20)	426	820
Total amortization	24,359	35,286

Goodwill

Management reviews businesses results based on the type of economic activity developed. The cash-generating units are distributed in the following segments:

	As of	As of
	December 31,	March 31,
In thousands of soles	2022	2023
Engineering and construction	28,741	29,448
Electromechanical	20,736	20,735
	49,477	50,183

14.	BORROWINGS

This caption comprises the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
In thousands of soles	2022	2023	2022	2023	2022	2023

Bank loans (a)	651,825	715,027	548,372	541,745	103,453	173,282
Other financial entities (b)	168,148	161,962	12,176	13,269	155,972	148,693
Lease liability for right-of-use asset	59,085	54,446	12,879	12,001	46,206	42,445
Finance leases	835	189	835	189	-	-
	879,893	931,624	574,262	567,204	305,631	364,420

(a)	Bank loans

As of December 31, 2022 and as of March 31, 2023, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations accrue fixed interest rates which fluctuate between 6% and 12.5% in 2023 (between 6% and 11.4% in 2022).

			As of	As of
		Date of	December 31,	March 31,
In thousands of soles	Interest rate	maturity	2022	2023

AENZA S.A.A. (i)	Term SOFR 3M + de 6.26% a 8.51%	2023	463,773	485,929
Unna Energia S.A.(ii)	6.04% / 7.68%	2027	126,064	124,815
Viva Negocio Inmobiliario S.A.C. (iii)	7.84% / 12.50%	2032	51,314	90,650
Morelco S.A.S. (iv)	9.95% / 10.93%	2023	10,674	13,633
			651,825	715,027

i)	AENZA S.A.A. Bridge Loan Agreement

On March 17, 2022, the Company entered into a bridge loan credit agreement for up to US$120 million, with a group of financial entities comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing will be repaid over a period of 18 months, in quarterly payments, and will be secured, subject to the fulfillment of certain precedent conditions, by a cash flow trust (first lien), a pledge on our shares in Unna Energia S.A. (first lien), and a trust fund over the shares of Viva Negocio Inmobiliario S.A.C. (second lien). On April 5, 2022, the Company received the full amount of the financing for US$120 million. The loan bears interest at the following interest rates: (i) for the first and second payment, Term SOFR + 6.26%; (ii) for the third and fourth payment, Term SOFR + 6.76%; (iii) for the fifth payment, Term SOFR + 7.51%; and (iv) for the sixth payment, Term SOFR + 7.51%. As of March 31, 2023, the total amount payable is S/485.9 million, includes principal of S/477.9 million, plus interest and net deferred charges of S/8 million (as of December 31, 2022, the total amount payable is S/463.8 million, includes principal of S/458.4 million, plus interest and net deferred charges of S/5.4 million). As of December 31, 2022 and as of March 31, 2023, the Company has complied with the corresponding covenants established in the contract loan.

ii)	Unna Energia S.A. Loan

Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary Unna Energia S.A., has a medium-term loan agreement with Banco de Credito del Peru (hereinafter “BCP”) up to US$30 million to finance the investments committed and up to US$70 million to finance the additional investments from the operation contract of the North and Center terminals for the period 2015 to 2019, its period of availability is until December 31, 2022, with a maximum exposure limit of US$80 million. These loans are repaid within 8 years. During 2022 additional cash transfer of US$8.5 million (equivalent to S/32.7 million) was requested for the additional investments. As of March 31, 2023, the amount of financing equivalent to the 50% interest held by the subsidiary Unna Energia S.A. amounts to US$24.5 million, equivalent to S/92.3 million (US$26.2 million, equivalent to S/100.2 million, as of December 31, 2022).

In addition, during November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023, for a credit line amounting to US$46 million with BCP. The contract confirmed the participation of an assignee, so BD Capital (BDC) acquired 50% of the BCP contractual position through the subscription of the accession contract. In February 2023, a disbursement of US$5 million (equivalent to S/18.8 million) was requested for additional investments. As of March 31, 2023, the amount of financing equivalent to the 50% interest held by the subsidiary Unna Energia S.A. amounts to US$9.4 million, equivalent to S/35.4 million (US$7.4 million, equivalent to S/28.1 million, as of December 31, 2022).

As of December 31, 2022, and as of March 31, 2023, TP is in compliance with the ratios established in the contract loan.

iii)	Viva Negocio Inmobiliario S.A.C. Loan

The balance includes the following:

			As of	As of
	Interest	Date of	December 31,	March 31,
In thousands of soles	rate	maturity	2022	2023

Banco Interamericano de Desarrollo (*)	7.84%	2032	-	74,700
Banco de Credito del Peru S.A.	7.00% / 12.50%	2023	36,562	8,132
Banco BBVA Peru S.A.	7.94% / 10.90%	2024	2,116	7,818
Banco Interamericano de Finanzas S.A.	11.35%	2024	12,636	-
			51,314	90,650

(*)	In January 2023, Viva Negocio Inmobiliario S.A.C. obtained a loan signed with Banco Interamericano de Desarrollo for US$20 million (equivalent to S/75.7 million), for the purpose of building social housing.

iv)	Morelco S.A.S. Loan

The balance includes the following:

			As of	As of
	Interest	Date of	December 31,	March 31,
In thousands of soles	rate	maturity	2022	2023

Bancolombia S.A.	9.95% / 10.93%	2023	6,344	9,184
Banco de Bogota	10.39%	2023	4,330	4,449
			10,674	13,633

(a)	Other financial entities

The balance is mainly composed of the monetization of Red Vial 5 S.A. dividends, operation carried out on May 29, 2018, for the subscription of an investment contract between the Company and Inversiones Concesiones Vial S.A.C. (“BCI Peru”) - whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) - to monetize future dividends from Red Vial 5 S.A. to the Company. With the signing of this agreement, the Company obligated itself to indirectly transfer its economic rights over 48.8% of the share capital of Red Vial 5 S.A. by transferring its class B shares (equivalent to 48.8% of the capital of Red Vial S.A.) to a vehicle specially constituted for such purposes named Inversiones en Autopistas S.A. The amount of the transaction was US$42.3 million (equivalent to S/138 million) and was completed on June 11, 2018.

Likewise, it has been agreed that the Company will have purchase options on 48.8% of Red Vial 5 S.A.’s economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

As of March 31, 2023, the balance to be paid amounted to US$42.1 million, equivalent to S/158.7 million (as of December 31, 2022, balance was US$42.6 million, equivalent to S/162.8 million) and includes the effect of the fair value of S/1.4 million (as of December 31, 2022, S/16.6 million). Accrued interest amounted to S/2.1 million (in the same period of 2022, S/2.3 million).

(c)	Fair value of borrowings

The carrying amount and fair value of borrowings are detailed as follows:

	Carrying amount		Fair value
	As of	As of	As of	As of
	December 31,	March 31,	December 31,	March 31,
In thousands of soles	2022	2023	2022	2023

Bank loans	651,825	715,027	638,620	700,805
Other financial entities	168,148	161,962	168,148	161,962
Lease liability for right-of-use asset	59,085	54,446	53,394	54,273
Finance leases	835	189	776	189
	879,893	931,624	860,938	917,229

As of March 31, 2023, the fair value is based on cash flows discounted using debt rates between 4.5% and 17.6% (between 4.7% and 17.6% as of December 31, 2022) and are included as Level 2 in the level of measurement, except for other financial entities which is measured within level 3.

15.	BONDS

This caption comprised the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
In thousands of soles	2022	2023	2022	2023	2022	2023

Tren Urbano de Lima S.A. (a)	629,956	629,478	31,203	31,455	598,753	598,023
Red Vial 5 S.A. (b)	218,684	208,987	41,343	43,150	177,341	165,837
Cumbra Peru S.A. (c)	21,273	18,668	4,554	4,021	16,719	14,647
	869,913	857,133	77,100	78,626	792,813	778,507

(a)	Tren Urbano de Lima S.A.

During February 2015, the subsidiary Tren Urbano de Lima S.A. issue corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds have a maturity ended in November 2039 and accrue an annual effective interest rate of 4.75% (plus the VAC adjustment), present a risk rating of AA+ (local scale) granted by Apoyo & Asociados Internacionales Clasificadora de Riesgo. As of March 31, 2023, an accumulated amortization amounting to S/133.2 million has been made (S/126.8 million as of December 31, 2022).

As of December 31, 2022, the balance includes VAC adjustments and interest payable for S/149 million (S/143.3 million as of December 31, 2022).

The account movement of such corporate bonds for the periods ended March 31, 2022 and 2023 is as follows:

In thousands of soles	2022	2023

Balance at January, 1	626,697	629,956
Amortization	(4,808)	(6,375)
Accrued interest	12,848	14,101
Interest paid	(7,793)	(8,204)
Balance at March, 31	626,944	629,478

As of December 31, 2022, and as of March 31, 2023, Tren Urbano de Lima S.A. has complied with the corresponding covenants.

As of March 31, 2023, the fair value amounts to S/629.9 million (S/630.7 million, as of December 31, 2022), this is based on discounted cash flows using an annual effective interest rate of 5.2% (cash flows using an annual effective interest rate of 5.9% as of December 31, 2022) and corresponds to level 3 of the fair value hierarchy.

(b)	Red Vial 5 S.A.

Between 2015 and 2016, the subsidiary Red Vial 5 S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. The bonds mature in January 2027 and bear interest at a rate of 8.38%. As of December 31, 2022, risk rating agencies Moody´s Local and Apoyo & Asociados Internacionales graded this debt instrument with AA+ and AA- class.

The capital raised was used to finance the construction of the second phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

The account movement for the periods ended March 31, 2022, and 2023 is as follows:

In thousands of soles	2022	2023

Balance at January, 1	251,933	218,684
Amortization	(7,299)	(9,568)
Accrued interest	5,125	4,396
Interest paid	(5,217)	(4,525)
Balance at March, 31	244,542	208,987

As of December 31, 2022, and as of March 31, 2023, Red Vial 5 S.A. has complied with the covenants.

As of March 31, 2023, the fair value amounts to S/214.6 million (as of December 31, 2022, S/224.8 million), is based on discounted cash flows using an annual effective interest rate 8.1% as of December 31, 2022 and as of March 31, 2023 and is within level 2 of the fair value hierarchy.

(c)	Cumbra Peru S.A.

At the beginning of 2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program, up to a maximum amount of US$8 million.

In the first quarter of the year 2020, bonds issued amounts to US$7.8 million (equivalent to S/25.9 million) under the debt swap modality, related to its outstanding trade accounts.

The bonds mature in December 2027 and bear an annual effective interest rate of 8.5%, payment is semi-annual and have a risk rating of B-, granted by the rating company Moody’s Peru. As of March 31, 2023, the balance includes accrued interest payable for US$0.1 million, equivalent to S/0.4 million (US$0.2 million, equivalent to S/0.8 million, as of December 31, 2022).

The account movement for the periods ended March 31, 2022, and 2023 is as follows:

In thousands of soles	2022	2023

Balance at January, 1	26,282	21,273
Amortization	(1,913)	(1,851)
Exchange difference	(1,788)	(282)
Accrued interest	472	393
Interest paid	(1,057)	(865)
Balance at March, 31	21,996	18,668

As of March 31, 2023, the fair value amounts to S/17.6 million (S/19.7 million as of December 31, 2022), is based on discounted cash flows using a rate of 11.7% (11.4% as of December 31, 2022) and is within level 3 of the fair value hierarchy.

(d)	AENZA S.A.A.

On August 13, 2021, AENZA S.A.A. issued bonds convertible (hereinafter, the “Bonds”) into common shares with voting rights. The total amount of the issue was US$89.9 million, issuing 89,970 bonds, each with a nominal value of US$ 1,000.

The placement of these bonds was executed locally and were made available to investors only in Peru pursuant to the provisions of the applicable current Peruvian legislation. The bonds maturity date was February 2024, bear an annual effective interest rate of 8%, and were payable on a quarterly basis.

Pursuant to the terms and conditions of the convertible bonds, issued, these may be converted into shares as of the sixth months from the date of issuance, according to the following procedure: 1) the conversion day was the last business day of each month; 2) the conversion may be totally or partially; 3) the conversion notice must be sent to the Bondholders’ Representative no later than 5 business days prior to the conversion date; and 4) the conversion price would be the minimum between (i) US$0.33 (Zero and 33/100 United States Dollars) per Share, and (ii) 80% of the average price of the transactions occurring thirty (30) days prior to the Conversion Date, weighted by the volume of each transaction. The conversion will be made by dividing the current nominal value of each bond by the conversion price.

As of December 31, 2021, the debt balance net of costs incurred amounted to US$89.9 million equivalent to S/356 million. Thereafter the Corporation converted entirely all the bonds into common shares in two tranches, first on February 28, 2022, 11,000 bonds and secondly on March 31, 2022, 78,970 bonds (see, Note 19); due the conversion, the balance of the debt was fully paid.

16.	TRADE ACCOUNTS PAYABLE

This item comprises:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
In thousands of soles	2022	2023	2022	2023	2022	2023

Invoices payable	523,175	509,456	513,418	501,548	9,757	7,908
Provision of contract costs (i)	508,448	495,988	508,448	495,988	-	-
Notes payable	5,390	4,437	5,390	4,437	-	-
	1,037,013	1,009,881	1,027,256	1,001,973	9,757	7,908

This item comprises:

i)	Unbilled goods and services received amounting to S/389.3 million for the engineering and construction segment, S/52.3 million for the infrastructure segment, S/24.1 million for the energy segment, S/19.7 million for the real estate segment and S/10.5 million for operations of the parent company (S/390.2 million, S/47.6 million, S/37 million, S/20.9 million and S/12.8 million, respectively, as of December 31, 2022).

17.	OTHER ACCOUNTS PAYABLE

As of December 31, this caption is comprised by the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
In thousands of soles	2022	2023	2022	2023	2022	2023

Advances received from customers (a)	365,730	378,457	350,194	367,392	15,536	11,065
Taxes payable (b)	165,831	187,890	137,819	185,920	28,012	1,970
Salaries and other payable to personnel	99,225	107,790	99,225	107,790	-	-
Arbitration payable	73,348	79,659	34,560	36,313	38,788	43,346
Accounts payable Consorcio Ductos del Sur (c)	25,652	47,799	12,921	25,244	12,731	22,555
Guarantee deposits	18,552	17,499	18,552	17,499	-	-
Share purchase agreement - Inversiones Sur	15,280	15,060	15,280	15,060	-	-
Acquisition of additional non-controlling interest - Vial y Vives DSD	9,344	8,833	9,344	8,833	-	-
Royalties payable	9,303	6,913	9,303	6,913	-	-
Other accounts payable	25,496	22,045	18,244	14,881	7,252	7,164
	807,761	871,945	705,442	785,845	102,319	86,100

(a)	Advances received from customers mainly correspond to construction projects, and are applied to progress billings, in accordance with contract terms.

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
In thousands of soles	2022	2023	2022	2023	2022	2023

Viva Inmobiliaria S.A. - Real estate projects	85,741	125,981	85,741	125,981	-	-
Cumbra Peru S.A. - Jorge Chávez Airport	88,114	88,114	88,114	88,114	-	-
Vial y Vives - DSD S.A. - Quebrada Blanca Project	91,107	71,941	91,107	71,941	-	-
Cumbra Peru S.A. - San Gabriel - Buenaventura Project	33,206	32,484	18,743	21,563	14,463	10,921
Proyecto Especial de Infraestructura de Transporte Nacional	33,879	32,077	32,995	32,077	884	-
Cumbra Peru S.A. - Concentrator Plant and Quellaveco Tunnel	5,984	9,049	5,984	9,049	-	-
Vial y Vives - DSD S.A. - Minera Spence	12,536	9,016	12,536	9,016	-	-
Vial y Vives - DSD S.A. - Refineria ENAP	9,472	7,001	9,472	7,001	-	-
Vial y Vives - DSD S.A. - Modernization and expansion - Arauco Plant	1,531	2,150	1,531	2,150	-	-
Cumbra Ingenieria S.A. - Mina Gold Fields La Cima S.A. Project	1,986	-	1,986	-	-	-
Otros	2,174	644	1,985	500	189	144
	365,730	378,457	350,194	367,392	15,536	11,065

The main variation corresponds to: i) Increase in Viva Negocio Inmobiliario S.A.C. for S/40 million in Los parques de Comas. ii) Decrease in Vial y Vives DSD S.A. for S/25 million corresponding to the projects Quebrada Blanca for S/19 million, minera Spence S/4 million, Refinería ENAP S/2 million and other minor for S/3 million.

(b)	The principal variation in taxes payable corresponds to the increase in General Sales Tax in the subsidiary Cumbra Perú S.A. for S/13 million and the increase in Vial y Vives DSD S.A. for S/ 8 million, which corresponds to the payment agreement with the Chilean Public Treasury.

(c)	Other accounts payable of Consorcio Constructor Ductos del Sur correspond to payment obligations to suppliers and main subcontractors for S/47.7 million (S/25.6 million as of December 31, 2022), by the subsidiary Cumbra Perú S.A. because of the termination of the operations of Gasoducto Sur Peruano S.A. (Note 12).

The fair value of current accounts is approximate to their book value due to short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements.

18.	OTHER PROVISIONS

As of December 31, this caption is comprised by the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
In thousands of soles	2022	2023	2022	2023	2022	2023

Legal claims (a)	580,215	579,702	87,947	91,853	492,268	487,849
Tax claims (b)	53,578	51,940	33,128	31,490	20,450	20,450
Provision for well closure (c)	68,160	68,952	11,851	8,426	56,309	60,526
	701,953	700,594	132,926	131,769	569,027	568,825

(a)	Legal contingencies are comprised by the following:

Civil compensation to Peruvian Government

Corresponds to the legal contingency estimated by management for exposure of the Company to a probable compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construccion”. As indicated in Note 1-d) on September 15, 2022, the collaboration and benefits agreement is signed, through which AENZA recognizes it was utilized by certain former executives to commit illicit acts until 2016, and commits to pay a civil penalty to the Peruvian State of S/486.7 million. The civil penalty will be made within a term of 12 years, under a legal interest rate in Soles and US Dollars 3.4% and 1.5% as of March 31, 2023, respectively; in addition, the Company compromise to establish a package of guarantees after the court approval i) a trust that includes shares issued by a subsidiary of AENZA; ii) a mortgage on a real state asset and iii) guaranty account with funds equivalent to the annual fees corresponding to the following year. Among other conditions, the Agreement includes a restriction for Aenza and the subsidiaries Cumbra Peru S.A., and Unna Transporte S.A.C. to participate in public construction and road maintenance contracts with the Peruvian State for two (2) years, counted from court’s approval. As of March 31, 2023, the balance of the Agreement is maintained at S/486.7 million, equivalent to S/333.3 million and US$40.7 million in the caption “Other provisions” in the consolidated statement of financial position (as of December 31, 2022 S/333.3 million and US$40.7 million, equivalent to a total of S/488.9 million).

Administrative process INDECOPI

i)	On March 9, 2021, Cumbra Peru S.A. was notified with a Final instruction Report prepared by the Technical Secretary of the National Institute of Competence, Protection and Intellectual Property - INDECOPI (by its acronym in Spanish and INDECOPI hereinafter) in relation to the administrative sanction process against 33 construction companies and other 26 of their executives for allegedly arranging a coordination system to illegally distribute several contract tenders conducted by Provias Nacional and other govenmental entities. On November 15, 2021 INDECOPI’s – Free Competence Defense Commission, through Resolution N°080-021-CLC-INDECOPI, ruled in favor to sanction the companies and their executives, included Cumbra Peru S.A. On December 9, 2021, Cumbra Peru S.A. filed an appeal against such ruling, suspending its application including the payment of imposed fines and compliance of corrective measures dictated. As of March 31, 2023, the Company maintains a provision that was recognized amounting to S/56.4 million (S/52.5 million as of December 31, 2022).

ii)	On February 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. were notified by INDECOPI, issued on Resolution 038-2021/CLC-INDECOPI of December 28, 2021, through which initiate a sanctioning administrative procedure for the alleged execution of a horizontal collusive practice in the form of concerted distribution of suppliers in the contracting market of construction workers industry across nation-wide, during the period comprehended between years 2011 to 2017.

On April 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. submitted a proposal for a cease and desist agreement for the early termination of the administrative sanctioning procedure, in which (i) they acknowledged the alleged conduct, (ii) they committed to maintain in the years 2022, 2023 and 2024 a program of compliance with free competition rules, and (iii) they agreed to pay a compensation amounting to S/2.7 million in two installments (one after 60 days and the second after 12 months). By Resolution No. 054-2022/CLC-INDECOPI dated August 19, 2022, the Commission for the Defense of Free Competition of INDECOPI approved the proposed cease and desist commitment and concluded the sanctioning procedure. As of March 31, 2023 and December 31, 2022, the Company has recorded a provision amounting to S/1.4 million.

Shareholder class action lawsuits in the Eastern District Court of New York, United States of America

During the first quarter of 2017 two collective demands were filed against the Company, and certain former employees in the Eastern District of New York attending Securities Act legislation.

On July 2, 2020, the Company signed the definitive settlement agreement with plaintiffs’ counsel, whereby the parties agree to terminate the collective demand subject to Court’s approval and payment of the settlement amount by the Company. The amount settled for the termination of the class action is equivalent to US$20 million. On September 14, 2021, the settlement agreement was approved by the Eastern District Court of New York. During 2020, a payment of US$0.3 million (equivalent to S/1.1 million) and US$5 million was made and covered by the Company and by the professional liability assurance policy in accordance with the agreement signed with the insurer, respectively. The term of the agreement stablishes that the remaining US$14.7 million, plus 5% annual effective interest rate and 8% after June 30, 2021, must be paid by the Company before September 30, 2021.

On June 30, 2021, a first amendment to the agreement was signed, in which is stablished a payment of US$0.6 million (equivalent to S/2.2 million), amortization of the outstanding balance on September 30, 2021, and an annual effective interest rate of 8%. On October 1, 2021, the second amendment to the agreement was signed, whereby US$5.5 million (equivalent to S/22.7 million) was paid plus accrued interest of US$0.9 million (equivalent to S/3.6 million), established as a new expiration date June 30, 2022, plus accrued interest per year at an annual effective interest rate of 9% was set.

As of December 31, 2021, the Company maintains a provision of US$8.6 million, equivalent to S/34.4 million, plus interests. This provision of S/33.3 million was full paid on April 8, 2022.

(b)	Provision for closure corresponds mainly to:

i)	As of March 31, 2023 and December 31, 2023, the provisions for well closure of the subsidiary Unna Energia S.A. are maintained at S/56.5 million and contractual compliance with Perupetro S.A. for S/3.3 million; and

ii)	Provision for costs associated of the subsidiary Red Vial 5 S.A., related to the closing of the concession contract and the process of claiming the tariff guarantee for toll suspension for S/6.5 million (as of December 31, 2021, S/5.6 million).

The account movement for the year ended as of March 31, 2022 and 2023 are as follows:

			Provision
	Legal	Tax	for well
In thousands of soles	claims	claims	closure	Total

As of January 1, 2021	364,385	37,466	82,475	484,326
Additions	5,798	6,318	-	12,116
Present value	12,493	-	(1,473)	11,020
Reversals of provisions	(776)	-	-	(776)
Reclasification	(28,093)	-	-	(28,093)
Payments	(290)	-	(138)	(428)
Translation adjustments / Exchange difference	(11,246)	-	(1,652)	(12,898)
As of March 31, 2021	342,271	43,784	79,212	465,267

As of January 1, 2022	580,215	53,578	68,160	701,953
Additions	5,928	-	127	6,055
Present value	244	-	1,606	1,850
Reversals of provisions	(1,285)	(1,638)	(548)	(3,471)
Payments	(3,188)	-	(38)	(3,226)
Translation adjustments / Exchange difference	(2,212)	-	(355)	(2,567)
As of March 31, 2022	579,702	51,940	68,952	700,594

19.	CAPITAL

On February 28, 2022, according with terms and conditions of the convertible bond, the holders of 11,000 Convertible Bonds, each with a nominal value of US$1,000 each and for a principal amount equivalent to US$11 million, communicated the decision to execute their conversion rights. As consequence, the Company issued provisional certificates for 37,801,073 new common shares, with a nominal value of S/1.00 each, with voting rights, and they are fully subscribed and paid. Therefore, the Company increased commitments capital stock from S/871,917,855 to S/ 909,718,928.

Additionally, on March 31, 2022, holders of 78,970 convertible bonds, each with a nominal value of US$1,000 each and for a principal amount equivalent to US$78.9 million, communicated their decision to execute their conversion rights. As consequence the Company converted the bonds, as well as paid the accrued interest to the bondholders who have exercised their conversion rights. The Company issued provisional certificates for 287,261,051 new common shares. Therefore, the capital stock of the Company has increased from S/909,718,928 to S/1,196,979,979. After this last operation, the convertible bonds have been fully paid (see, Note 15-d).

On December 1, 2022, the capital increases were registered and the statutes were amended, confirming that the Company’s capital was S/1,196,979,979, the par value of the shares was S/1.00 each, fully subscribed and paid and with voting rights.

As of March 31, 2023, the total capital stock of the Company corresponds a total of 129,879,525 shares represented in ADS, equivalent to 25,975,905 ADSs at a rate of 5 shares per ADS.

As of December 31, 2022, the total capital stock of the Company corresponds a total of 130,025,625 shares represented in ADS, equivalent to 26,005,125 ADSs at a rate of 5 shares per ADS.

20.	EXPENSES BY NATURE

For the periods ended March 31, 2022, and 2023, this caption comprises the following:

		Cost
		of goods	Administrative
In thousands of soles	Note	and services	expenses	Total
2022
Salaries, wages and fringe benefits		360,988	20,390	381,378
Services provided by third-parties		268,347	4,790	273,137
Purchase of goods		131,362	248	131,610
Other management charges		82,805	2,875	85,680
Depreciation	13.a	17,760	1,135	18,895
Amortization	13.b	23,933	426	24,359
Impairment of accounts receivable		46	-	46
Taxes		1,638	19	1,657
Impairment of inventory		99	-	99
		886,978	29,883	916,861

		Cost
		of goods	Administrative
In thousands of soles	Note	and services	expenses	Total
2023
Salaries, wages and fringe benefits		265,012	20,228	285,240
Services provided by third-parties		262,973	4,949	267,922
Purchase of goods		110,343	-	110,343
Other management charges		90,693	1,776	92,469
Depreciation	13.a	17,794	142	17,936
Amortization	13.b	34,466	820	35,286
Taxes		5,350	148	5,498
Impairment of inventory		385	-	385
		787,016	28,063	815,079

21.	OTHER INCOME AND EXPENSES, NET

For the periods ended March 31, 2022, and 2023, this item comprises:

In thousands of soles	2022	2023

Other income:
Insurance compensation	5	2,662
Recovery of provisions and impairments	78	1,343
Sale of assets	4,030	1,043
Valuation of well retairment provision	1,023	-
Penalty income	215	159
Supplier debt forgiveness	-	145
Others	481	1,138
	5,832	6,490
Other expenses:
Administrative sanctions and legal processes	7,277	4,848
Net cost of fixed assets disposal	3,982	623
Disposal of property, plant and equipment	101	202
Others	579	384
	11,939	6,057
Other income and expenses, net	(6,107)	433

22.	FINANCIAL INCOME AND EXPENSES

A.	Financial Income and Expenses

For the periods ended March 31, 2022 and 2023, this caption comprises the following:

In thousands of soles	2022	2023

Financial income:
Interest on short-term bank deposits	510	6,419
Exchange difference gain, net	3,153	11,296
Others	643	317
	4,306	18,032

Financial expenses:
Interest expense on:
- Bank loans (a)	8,721	21,371
- Bonds (b)	18,839	4,789
- Loans from third parties	2,951	2,831
- Financial lease right-of-use	936	1,308
- Financial lease	153	8
Commissions and collaterals	5,823	4,782
Interests from Tax Administration	3,388	3,066
Other financial expenses	836	3,657
	41,647	41,812

(a)	Loan acquired from Bridge Loan in April 2022, in which the interest and costs incurred are executed with an initial rate of 7.01% and then at the end of the 1st quarter 2023 at 10.59%.

(b)	Mainly decreased by S/13.2M (provision for interest S/6.3M and costs incurred S/7.0M for capitalization of convertible bonds).

B.	Gain (loss) from present value of financial assets or liabilities

For the periods ended March 31, 2022 and 2023, this caption comprises the following:

In thousands of soles	2022	2023

Profit for present value of financial asset or liability	772	17,639
Loss for present value of financial asset or liability	(41,390)	(3,833)
	(40,618)	13,806

Corresponds mainly to:

The increase was generated by the effect of the present value of the account receivable from Gasoducto Sur Peruano S.A. for S/13.3 million in financial income, due to the variation of the discount rate applied, which increased from 3.73% to 5.14%, compared to the previous similar period for S/22.5 million as financial expense.

23.	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

Under Management’s opinion and of its legal advisors, provisions recognized mainly for civil lawsuits, labor disputes, tax claims, contentious and administrative processes are sufficient to cover the results of these probable contingencies (Note 18), and the balance of possible contingencies is S/390.1 million (S/387.8 million as of December 31, 2022).

a)	Tax contingencies

The Corporation’s maximum exposure for tax contingencies is S/314.2 million (S/311 million at year-end 2022) and is substantially the same as at December 31, 2022.

In the opinion of the Corporation’s management, as of March 31, 2023, all claims will be favorable considering their characteristics and the assessment of its legal advisors.

b)	Other contingencies

As of March 31, 2023 The Company considers that the maximum exposure for other contingencies of the corporate amounts to S/70.6 million (S/79.1 million as of December 31, 2022), as detailed:

i)	Labor lawsuits for S/25.7 million (S/22.2 million in 2022), mainly by Morelco S.A.S for S/22.3 million, Unna Energia S.A. for S/1.8 million, Unna Transporte S.A.C for S/1.3 million (in 2022 mainly by Morelco S.A.S for S/19 million, Unna Energia S.A. for S/1.6 million and Unna Transporte S.A.C for S/1.3 million).

ii)	Civil lawsuits, corresponding mainly to damages, contract terminations and obligations to pay sums of money amounting to S/20 million (S/26.9 million at the end of 2022), mainly by Cumbra Perú S. A. for S/13.4 million, Cumbra Ingeniería S.A. for S/3.8 million and Unna Transporte S.A.C. for S/1.9 million (in 2022 mainly for Cumbra Perú S.A. for S/20.1 million, Cumbra Ingeniería S.A. for S/3.8 million and Unna Transporte S.A.C. for S/1.9 million).

iii)	Administrative litigation proceedings amounting to S/15.5 million (S/15.3 million in 2022), related to the subsidiaries Unna Energía S.A. for S/13 million and Morelco S.A.S. for S/2.5 million (in 2022, Unna Energía S.A. for S/12.8 million and Morelco S.A.S. for S/2.5 million).

iv)	Administrative proceedings amounting to S/9.4 million (S/14.7 million in 2022), mainly related to the subsidiaries Tren Urbano de Lima S.A. for S/4.8 million and AENZA S.A.A. for S/3. 5 million (in 2022, Cumbra Perú S.A. for S/6 million, Tren Urbano de Lima S.A. for S/4.8 million, AENZA S.A.A. for S/3.5 million and Viva Negocio Inmobiliario S.A.C. for S/0.4 million).

c)	Letters bonds and guarantees

The Corporation maintains guarantees and letters of credit in force in several financial entities guaranteeing operations for US$557.8 million (US$574.6 million, as of December 31, 2022).

24.	DIVIDENDS

In compliance with certain covenants applicable as of to this date produced by agreements subscribed by the corporation, the Company will not pay, except for transactions with non-controlling interests. Certain of our debt or other contractual obligations may restrict our ability to pay dividends in the future. Additionally, the Collaboration and Benefits Agreement does not allow the distribution of dividends until 40% of the total amount of the committed civil penalty described in Note 1.D has been paid.

For the year ended March 31, 2023, the Corporation’s subsidiaries have paid dividends to its non-controlling interests of S/34 million (for year ended on December 31, 2022, the subsidiaries paid S/19.8 million).

25.	LOSS PER SHARE

The basic loss per common share has been calculated by dividing the loss of the year attributable to the Corporation’s common shareholders by the weighted average of the number of common shares outstanding during that year. No diluted loss per common share has been calculated because there is no potential diluent common or investment shares (i.e., financial instruments or agreements that entitle to obtain common or investment shares); therefore, it is the same as the loss per basic share.

The basic loss per common share is as follows:

In thousands of soles		2022	2023
Loss attributable to owners of the Company during the period		(87,844)	(17,388)
Weighted average number of shares in issue
at S/1.00 each, at March 31,		983,883,698	1,196,979,979
Basic loss per share (in S/)	(*)	(0.089)	(0.015)

(*)	The Corporation does not have common shares with dilutive effects on March 31, 2022, and 2023.

26.	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Between March 31, 2023 and the date of approval of the condensed interim consolidated financial statements, there have been no subsequent events that may affect the reasonableness of the financial statements issued.